InterOil Corporation Management Discussion and Analysis For the Quarter ended March 31, 2012 (Unaudited) May 14, 2012

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	3
INTRODUCTION	4
BUSINESS STRATEGY	4
OPERATIONAL HIGHLIGHTS	5
SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS	7
QUARTER IN REVIEW	11
LIQUIDITY AND CAPITAL RESOURCES	18
RISK FACTORS	26
CRITICAL ACCOUNTING ESTIMATES	26
NEW ACCOUNTING STANDARDS	27
NON-GAAP MEASURES AND RECONCILIATION	27
PUBLIC SECURITIES FILINGS	29
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	30
GLOSSARY OF TERMS	30

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2011, our annual information form (the “2011 Annual Information Form”) for the year ended December 31, 2011 and our unaudited condensed consolidated interim financial statements and accompanying notes for the quarter ended March 31, 2012. The MD&A was prepared by management and provides a review of our performance in the quarter ended March 31, 2012, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of financial statements and are presented in United States dollars (“USD”) unless otherwise specified.

References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at March 31, 2012 and for the quarter ended March 31, 2012, unless otherwise specified. A listing of specific defined terms can be found in the “Glossary of Terms” section of this document.

Management Discussion and Analysis INTEROIL CORPORATION	1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.

Forward-looking statements include, without limitation, our business strategies and plans; plans for our exploration (including drilling plans) and other business activities and results therefrom; characteristics of our properties; entering into definitive agreements with joint venture partners; timing and success of an LNG operator for the LNG project, the construction of proposed liquefaction facilities and condensate stripping facilities in Papua New Guinea; the development of such liquefaction and condensate stripping facilities; the timing and cost of such development; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate or other hydrocarbons; cash flows from operations; sources of capital and its sufficiency; operating costs; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of liquefaction and condensate stripping facilities;
•	our ability to negotiate definitive agreements following conditional agreements or heads of agreement relating to the development of liquefaction and condensate stripping facilities, or to otherwise negotiate and secure arrangements with other entities for such development and the associated financing thereof;
•	the uncertainty associated with the availability, terms and deployment of capital;
•	our ability to construct and commission our liquefaction and condensate stripping facilities together with the construction of the common facilities and pipelines, on time and within budget;
•	our ability to obtain and maintain necessary permits, concessions, licenses and approvals from relevant PNG government authorities to develop our gas and condensate resources and to develop liquefaction and condensate stripping facilities within reasonable time periods and upon reasonable terms;
•	the inherent uncertainty of oil and gas exploration activities;
•	the availability of crude feedstock at economic rates;
•	opening and development of additional retail sites;
•	compliance with regulatory requirements;
•	the uncertainty associated with the regulated prices at which our products may be sold;
•	difficulties with the recruitment and retention of qualified personnel;
•	losses from our hedging activities;
•	fluctuations in currency exchange rates;
•	political, legal and economic risks in Papua New Guinea;
•	landowner claims and disruption;
•	compliance with and changes in Papua New Guinean laws and regulations, including environmental laws;
•	the inability of our refinery to operate at full capacity;
•	the impact of competition;
•	the adverse effects from importation of competing products contrary to our legal rights;
•	the margins for our products and adverse effects on the value of our refinery;
•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
•	exposure to certain uninsured risks stemming from our operations;
•	contractual defaults;
•	interest rate risk;
•	weather conditions and unforeseen operating hazards;

Management Discussion and Analysis INTEROIL CORPORATION	2

•	general economic conditions, including any further economic downturn, the availability of credit the European sovereign debt credit crisis and the downgrading of United States government debt;
•	the impact of our current debt on our ability to obtain further financing;
•	risk of legal action against us; and
•	law enforcement difficulties.

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to secure adequate capital funding, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2011 Annual Information Form.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or to revise any of this forward-looking information. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources. GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2011 in accordance with NI 51-101, which evaluation is summarized in our 2011 Annual Information Form available at www.sedar.com. We do not have any production or reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the United States Securities and Exchange Commission (“SEC”), as at March 31, 2012.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six thousand cubic feet of natural gas to one barrel of crude equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation. A barrel of oil equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis INTEROIL CORPORATION	3

INTRODUCTION

We are developing a fully integrated energy company operating in Papua New Guinea and the surrounding Southwest Pacific region. Our operations are organized into four major segments:

Segments	Operations

Upstream	Exploration and Production – Explores, appraises and develops crude oil and natural gas structures in Papua New Guinea. Currently developing infrastructure for the Elk and Antelope fields which includes condensate stripping and associated facilities, and the gas gathering and associated facilities, in connection with commercializing gas discoveries. This segment is also currently conducting appraisal drilling of the Triceratops field. This segment also manages our construction business which services our development projects underway in Papua New Guinea.

Midstream

Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – The LNG Project. Developing liquefaction and associated facilities in Papua New Guinea for the export of LNG.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. This segment also manages our shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region. Our Corporate segment results also include consolidation adjustments.

BUSINESS STRATEGY

Our strategy is to develop a vertically integrated energy company in Papua New Guinea and the surrounding region, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which we operate. A significant current element of that strategy is to develop gas liquefaction and condensate stripping facilities in Papua New Guinea and to establish gas and gas condensate reserves.

We plan to achieve this strategy by:

•	Developing our position as a prudent and responsible business operator;
•	Maximizing the value of our exploration assets;
•	Monetizing our discovered resources;
•	Enhancing our existing refining and distribution businesses; and
•	Positioning for long term success.

Further details of our business strategy can be found under the heading “Business Strategy” in our 2011 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION	4

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter, for each of the segments is as follows:

Upstream

•	On January 15, 2012, we spudded the Triceratops 2 appraisal well in PPL 237 in Papua New Guinea. The Triceratops 2 well, located approximately 3.5 kilometers west of the Bwata 1 discovery well and 4.7 kilometers southwest from the Triceratops 1 well, was expected to penetrate the top of the carbonate reservoir approximately 1,500 feet higher than the gas water contact established in the Bwata-1 well. The primary objectives of the Triceratops 2 well are to confirm the presence of gas and condensate, test for the presence of reefal carbonate reservoir, and, in the event of success, complete the well as a future production well. We drilled the entire reservoir interval with a total depth of 2,236 meters on April 6, 2012. The acquisition of wireline logs was completed on April 14, 2012, and the testing program is ongoing.
•	During the quarter ended March 31, 2012, we completed over 128 kilometers of seismic data acquisition evaluating the Triceratops gas field.
•	At the end of the quarter, the acquisition and processing of the Kwalaha and Tuna seismic lines in northern PPL236 and southeastern PPL238 was complete. The interpretation of the data is currently in progress. During the quarter ended March 31, 2012, line clearing, bridging and surveying of the Kwalaha and Tuna seismic data acquisition programs were in progress. The acquisition of this seismic data is expected to be completed in early May.
•	The Joint Venture Operating Agreement (“JVOA”) for our proposed Condensate Stripping Plant (“CSP”) with Mitsui & Co., Ltd. (“Mitsui”), and associated agreements, have been amended so that the time allowed for Final Investment Decision (“FID”) has been extended until June 30, 2012. In addition, the parties contemplate additional amendments to further extend the JVOA and associated agreements to allow for FID by December 31, 2012, if such extension proves necessary. The JVOA sets out the rights and obligations of Mitsui and InterOil to develop a CSP at our Elk and Antelope field sites in the Gulf Province of Papua New Guinea.
•	Subsequent to quarter end, we signed a binding Heads of Agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE have paid the initial $20 million of the staged cash payments. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. The farm-in is subject to the accomplishment of certain milestones occurring at various stages over the coming months, including finalization and execution of definitive agreements and acceptance of registration of the assignment documents by the Government of Papua New Guinea, together with other standard industry conditions. In the event that these milestones are not reached, the Heads of Agreement will expire and any amounts paid by PRE are to be refunded.
•	As part of the sell down process being continued with investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG, we are looking to sell down a portion of our interest in Elk and Antelope fields and other prospecting licenses, in addition to selection of an LNG operator and sell down of our interests in PNG LNG Inc. joint venture. Refer to comments under Midstream – Liquefaction below for an update on the status of the sell down process. The transaction with PRE noted above, is in addition to the planned sale of an interest in the Elk and Antelope fields and related LNG equity partnering process targeted for the second quarter of 2012.

Midstream – Refining

•	Total refinery throughput for the quarter ended March 31, 2012, was 23,759 barrels per operating day, compared with 27,643 barrels per operating day during quarter ended March 31, 2011.

Management Discussion and Analysis INTEROIL CORPORATION	5

•	Capacity utilization of the refinery for the quarter ended March 31, 2012, based on 36,500 barrels per day operating capacity, was 55% compared with 58% for the same quarter in 2011. During the quarters ended March 31, 2012 and 2011, our refinery was shut down for 15 days and 21 days respectively for general maintenance.
•	The catalytic reformer unit (“CRU”), which allows the refinery to produce reformate for gasoline, was commissioned for start up in late February 2012 after having been shut down for 24 months due to ongoing operating/maintenance issues. Prior to the CRU re-commissioning, unleaded gasoline was imported to satisfy PNG domestic needs.
•	During the quarter ended March 31, 2012, the BNP Paribas working capital facility was renewed for another year with an increase in the limit of $10.0 million, bringing the total facility limit to $240.0 million. The increase was necessitated by increasing volumes and increases in crude prices.

Midstream – Liquefaction

•	Investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG continued working on bid process to select an LNG operator for the LNG Project and sell down. We have received conforming and non-conforming bids for the LNG partnering and sell down of an interest in the Elk and Antelope fields that we believe would be accretive to shareholders. We are now set to engage with a shortlist of significant LNG industry participants with a view to concluding discussions and entering into an agreement this quarter. The end result of the partnering process is envisioned to fully satisfy all the terms of the 2009 LNG Project Agreement.
•	During the quarter ended March 31, 2012, we continued to progress the development of our LNG Project by completing front end engineering and design (“FEED”) for our proposed field gathering system, CSP and pipeline to the proposed liquefaction facilities site on the coast. FEED on the liquifaction facilities to meet the 2009 LNG Project agreement is underway. In respect to the planned CSP, bids have been received, evaluated and are in the process of being finalized. The pipeline bids have been received and are currently being evaluated. Designs for the planned marine loading and export facility and common works have been finalized and are currently out for tender.

Downstream

•	Total Downstream sales volumes for the quarter ended March 31, 2012, were 188.9 million liters, an increase of 24.3 million liters, or 14.8%, over the same quarter in 2011.
•	The PNG economy continues strong growth due largely to resource development projects, which has also led to growth in our aviation and retail businesses within our Downstream segments.
•	We continue to develop our retail business with investments in new electronic systems for both pumps and the forecourt control units and the completion of one new service station and the purchase of one existing key site that was previously leased. In line with our strategic plan, we intend to open one further new retail site this year and commence development of a further two sites.
•	Our margins remain at consistent levels.
•	During the quarter ended March 31, 2012, the Westpac working capital facility was increased by $4.8 million (PGK 10.0 million) bringing the total Downstream working capital facility to $67.5 million (PGK 140.0 million). In addition, a secured loan of $15.0 million was provided by Westpac which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. This loan was used to partially repay intercompany loans with the Corporate segment.

Management Discussion and Analysis INTEROIL CORPORATION	6

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the Quarter Ended March 31, 2012 compared with the Quarter Ended March 31, 2011

Consolidated – Operating results	Quarter ended March 31,
($ thousands, except per share data)	2012	2011
Sales and operating revenues	335,319	242,451
Interest revenue	174	230
Other non-allocated revenue	2,657	974
Total revenue	338,150	243,655
Cost of sales and operating expenses	(301,336)	(203,024)
Office and administration and other expenses	(11,613)	(18,223)
Derivative (loss)/gain	(418)	172
Exploration costs	(7,363)	(7,335)
Foreign exchange gain	10,121	2,822
EBITDA (1)	27,541	18,067
Depreciation and amortization	(6,095)	(4,619)
Interest expense	(3,436)	(2,899)
Profit before income taxes	18,010	10,549
Income tax expense	(8,574)	(9,850)
Net profit	9,436	699
Net profit per share (basic)	0.20	0.01
Net profit per share (diluted)	0.19	0.01
Total assets	1,065,444	1,047,873
Total liabilities	291,658	336,231
Total long-term liabilities	138,236	130,827
Gross margin (2)	33,983	39,427
Cash flows (used in)/generated from operating activities (3)	(20,422)	21,873

Notes:

(1)	EBITDA, is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Gross margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses” and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Analysis of Financial Condition Comparing Quarters Ended March 31, 2012 and 2011

During the quarter ended March 31, 2012, our debt-to-capital ratio (being debt/[shareholders’ equity + debt]) was 13% (13% as at March 31, 2011), well below our targeted maximum gearing level of 50%. Gearing targets are based on a number of factors including operating cash flows, future cash needs for development, capital market conditions, economic conditions, and are assessed regularly.

Our current ratio (being current assets/current liabilities), which measures our ability to meet short term obligations, was 2.3 times as at March 31, 2012 (2.5 times as at March 31, 2011). The quick ratio (or acid test ratio (being [current assets less inventories]/current liabilities)), which is a more conservative measure of our ability to meet short term obligations, was 1.3 times as at March 31, 2012 (1.6 times as at March 31, 2011). These ratios satisfy our internal targets to be above 1.5 times for the current ratio and 1.0 times for the quick ratio.

Management Discussion and Analysis INTEROIL CORPORATION	7

As at March 31, 2012, our total assets amounted to $1,065.4 million, compared with $1,047.9 million as at March 31, 2011. The increase of $17.6 million or 2% from March 31, 2011 was primarily due to increases in the value of our oil and gas properties of $124.8 million associated with the appraisal and development of the Elk and Antelope fields, preparation and drilling of the Triceratops 2 well, and continued development of the LNG Project; an increase in our trade receivables balance of $63.4 million due to higher working capital needs on higher average crude prices during the current period; a net $23.3 million increase in plant and equipment (after depreciation) from capitalization of refinery asset retirement obligations, tank upgrades and camp and office building works; a $14.0 million increase in deferred tax benefits mainly due to the temporary difference arising on foreign exchange translation of non-monetary assets of the refinery operation; and a $7.0 million increase in the value of our investment in the shares in FLEX LNG. These increases were partially offset by net decreases in our cash, cash equivalents, cash restricted, and short term treasury bills of $193.1 million, due primarily to expenditure on development of our oil and gas properties; and a decrease in inventories balance of $22.4 million, due to lower export products and diesel stock holdings as at March 31, 2012.

As at March 31, 2012, our total liabilities amounted to $291.7 million, compared with $336.2 million at March 31, 2011. The decrease of $44.5 million or 13% from March 31, 2011 was primarily due to a decrease in accounts payable and accrued liabilities of $40.2 million, and a decrease in the working capital facility of $26.9 million, which is mainly a function of timing of crude purchases for the refining operation. These decreases were partially offset by an increase in income tax payable of $8.5 million, an increase in asset retirement obligations balance of $4.8 million and an increase in secured loan payable on drawdown of the Westpac secured facility of $15.0 million.

Analysis of Consolidated Financial Results Comparing Quarters Ended March 31, 2012 and 2011

The net profit for the quarter ended March 31, 2012 was $9.4 million compared with $0.7 million for the same quarter of 2011, an improvement of $8.7 million. The operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $28.6 million, while the investments in development segments of Upstream and Midstream Liquefaction resulted in a net loss of $19.2 million.

This improvement in profit was mainly due to a $6.6 million reduction in office and administration expenses mainly due to a higher recovery of the fixed expenses in Upstream segment during the quarter due to the ongoing drilling and development activities, and a $7.3 million increase in foreign exchange gains in comparison with the quarter ended March 31, 2011 on strengthening PGK, and transfer of foreign exchange gains included in “other comprehensive income” of Downstream segment to the profit and loss upon partial repayment of intercompany loans. These gains were offset in part by a $5.4 million decrease in gross margins, due primarily to lower crack spreads on export products.

Total revenues increased by $94.5 million from $243.7 million in the quarter ended March 31, 2011 to $338.2 million in the quarter ended March 31, 2012, primarily due to higher volumes and prices during the quarter. The total volume of all products sold by us was 2.2 million barrels for quarter ended March 31, 2012, compared with 1.8 million barrels in the same quarter of 2011.

Variance Analysis

A complete discussion of each of our business segments’ results can be found under the section “Quarter in Review”. The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the consolidated results between the quarters ended March 31, 2012 and 2011.

Management Discussion and Analysis INTEROIL CORPORATION	8

Quarterly Variance ($ millions)

$8.7	Net profit variance for the comparative period primarily due to:

➢ ($5.4)	Reduction in gross margin for the quarter driven by increase in crude costs, decreases in export product crack spreads and reduced demand for export products, offset by volume increases and improved margins in the domestic market.

➢ $1.7	Increase in other non-allocated revenue due to better utilization of construction and related equipment on civil works and related infrastructure development associated with the LNG Project.

➢ $6.0	Decrease in office and administration and other expenses in the current quarter mainly due to higher capitalization of Upstream expenses and higher recovery of the expenses relating to the construction business.

➢ ($1.5)	Increase in depreciation expense mainly due to the depreciation of construction machinery which was acquired over the last year.

➢ ($0.5)	Increase in interest expense for the quarter was primarily due to higher interest expense incurred for the increased utilization of the increased Westpac working capital facility.

➢ $7.3	Increase in foreign exchange gains, mainly due to strengthening of the PGK against the USD. The PGK strengthened against the USD from 0.4665 at the start of the quarter to 0.4820 as at March 31, 2012. In addition, $7.8 million in prior period foreign exchange gains included in “other comprehensive income” of Downstream segment were transferred to the profit and loss upon partial repayment of intercompany loans during the quarter ended March 31, 2012.

➢ $1.3	Decrease in income tax expense for the quarter primarily from the impact of foreign exchange movements giving rise to temporary differences on translation of the nonmonetary assets of the refinery operation using period end rates.

Analysis of Consolidated Cash Flows Comparing Quarters Ended March 31, 2012 and 2011

As at March 31, 2012, we had cash, cash equivalents, and cash restricted of $81.4 million (March 31, 2011 – $274.5 million), of which $41.3 million (March 31, 2011 - $42.2 million) was restricted. Of the total cash restricted of $41.3 million, $35.0 million (March 31, 2011 - $35.5 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, $5.9 million (March 31, 2011 – $6.3 million) was restricted as a cash deposit on the OPIC secured loan relating to our half yearly instalment of $4.5 million and the related interest that will be payable with the next instalment on June 30, 2012, and the balance was made up of a cash deposit on office premises together with term deposits on our PPLs.

Our cash outflows from operations for the quarter ended March 31, 2012 were $20.4 million compared with inflows of $21.9 million for the quarter ended March 31, 2011, a net increase in cash outflows of $42.3 million. This increase in cash outflows was mainly due to a $41.1 million increase in working capital associated with trade receivables, inventories and accounts payables. There was also a $1.2 million change in cash generated by operations prior to changes in operating working capital, related to net profits generated from operations less any non-cash expenses for the quarter.

Cash outflows for investing activities for the quarter ended March 31, 2012 were $41.0 million compared with $36.8 million for the quarter ended March 31, 2011. These outflows mainly relate to the net cash expenditure on exploration, appraisal and development activities (net of IPI cash calls) of $50.4 million, expenditure on plant and equipment of $7.9 million and an increase of $2.0 million in the restricted cash balance under the BNP Paribas working capital facility. These outflows were partly offset by the maturity of short term PGK treasury bills of $11.8 million during the quarter and a $7.5 million increase in working capital requirements of development segments relating to the timing of payments.

Management Discussion and Analysis INTEROIL CORPORATION	9

Cash inflows from financing activities for the quarter ended March 31, 2012 amounted to $31.7 million, compared with $13.7 million for the quarter ended March 31, 2011. The increase in these cash inflows are primarily due to the proceeds from the Westpac secured loan of $15.0 million, proceeds from the Westpac and BNP Paribas working capital facilities of $14.8 million and receipts of cash from the exercise of stock options by employees under our stock incentive plan of $1.9 million.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended March 31, 2012 by business segment, and on a consolidated basis.

Quarters ended	2012	2011				2010
($ thousands except per share data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	2,284	1,891	2,645	4,638	668	245	714	1,349
Midstream – Refining	302,310	237,640	231,455	262,111	217,743	158,092	173,379	194,016
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	218,974	209,678	186,304	191,431	157,709	143,364	133,508	119,300
Corporate	24,757	21,831	25,078	26,548	18,659	15,213	18,295	11,321
Consolidation entries	(210,175)	(181,428)	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)	(100,637)
Total revenues	338,150	289,612	281,898	303,783	243,654	194,369	208,459	225,349
Upstream	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)
Midstream – Refining	18,933	2,604	3,461	27,967	26,632	13,780	15,785	16,962
Midstream – Liquefaction	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)
Downstream	21,414	6,808	3,570	5,777	8,744	4,709	1,674	7,060
Corporate	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)	1,751
Consolidation entries	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)	(7,384)
EBITDA (1)	27,541	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)	14,888
Upstream	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)
Midstream – Refining	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998	12,056
Midstream – Liquefaction	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)
Downstream	13,195	3,621	1,146	2,306	4,491	2,643	(325)	3,719
Corporate	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)	1,796
Consolidation entries	(2,136)	252	(190)	3,657	(1,596)	(401)	908	(1,435)
Net profit/(loss)	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)	7,833
Net profit/(loss) per share (dollars)
Per Share – Basic	0.20	0.27	(0.41)	0.49	0.01	(0.76)	(0.33)	0.18
Per Share – Diluted	0.19	0.27	(0.41)	0.48	0.01	(0.76)	(0.33)	0.17

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION	10

QUARTER IN REVIEW

The following section provides a review of the quarter ended March 31, 2012 for each of our business segments.

UPSTREAM – QUARTER IN REVIEW

Upstream – Operating results	Quater ended March 31,
($ thousands)	2012	2011
Other non-allocated revenue	2,284	668
Total revenue	2,284	668
Office and administration and other expenses	(673)	(4,417)
Exploration costs	(7,363)	(7,335)
Foreign exchange (loss)/gain	(622)	127
EBITDA (1)	(6,374)	(10,957)
Depreciation and amortization	(1,462)	(641)
Interest expense	(9,408)	(6,351)
Loss before income taxes	(17,244)	(17,949)
Income tax expense	-	-
Net loss	(17,244)	(17,949)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis of Upstream Financial Results Comparing the Quarters Ended March 31, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2012 and 2011.

	Quarterly Variance ($ millions)

	$0.7	Net loss variance for the comparative period primarily due to:

➢	$1.6	Increase in other non-allocated revenue driven by higher recovery of construction and related equipment charges due to their better utilization during the period on LNG Project related civil works and related infrastructure development. Recoveries in relation to our percentage interest of the development projects are offset against the relevant expenses, while the recoveries of the portion relating to external party interests in the development projects are classified under other non-allocated revenue.

➢	$3.7	Reduction in office and administration expenses mainly due to higher capitalization of expenses due to ongoing drilling activities during the quarter, no drilling having been undertaken in the prior year quarter ended March 31, 2011; and higher recovery of the expenses relating to the construction business.

➢	($0.8)	Increase in depreciation expense for the quarter mainly related to construction equipment acquired over the last year.

➢	($3.1)	Higher interest expense due to an increase in inter-company loan balances provided to fund exploration and development activities.

Management Discussion and Analysis INTEROIL CORPORATION	11

MIDSTREAM - REFINING – QUARTER IN REVIEW

Midstream Refining – Operating results	Quarter ended March 31,
($ thousands)	2012	2011
External sales	116,693	85,112
Inter-segment revenue - Sales	178,834	131,687
Inter-segment revenue - Recharges	6,622	911
Interest and other revenue	161	33
Total segment revenue	302,310	217,743
Cost of sales and operating expenses	(277,475)	(190,186)
Office and administration and other expenses	(7,431)	(3,828)
Derivative (loss)/gain	(429)	172
Foreign exchange gain	1,958	2,731
EBITDA (1)	18,933	26,632
Depreciation and amortization	(2,894)	(2,765)
Interest expense	(2,771)	(1,675)
Profit before income taxes	13,268	22,192
Income tax expense	(1,948)	(7,298)
Net profit	11,320	14,894

Gross Margin (2)	18,052	26,613

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(2)	Gross margin is a non-GAAP measure and is “external sales” and “inter-segment revenue – sales” less “cost of sales and operating expenses” and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Midstream - Refining Operating Review

Key Refining Metrics	Quarter ended March 31,
	2012	2011
Throughput (barrels per day)(1)	23,759	27,643
Capacity utilization (based on 36,500 barrels per day operating capacity)	55%	58%
Cost of production per barrel	$3.85	$4.19
Working capital financing cost per barrel of production	$0.80	$0.65
Distillates as percentage of production	62%	56.8%

(1)	Throughput per day has been calculated excluding shut down days. During the first quarters of 2012 and 2011, the refinery was shut down for 15 days and 21 days, respectively.

During the second half of 2011, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  We received a letter in November 2011 from the then Commissioner of Customs setting out certain findings from the audit. This letter included comments alleging that payment of import goods and services taxes (“GST”) was required and had not been made on imports of certain refined products. As well as requiring payment of GST, the letter noted that administrative penalties were able to be levied by Customs in the range of 50% to 200% of the assessed amounts as per the PNG Customs Act. We have since met with the Customs Service and provided it with supporting documentation to demonstrate that the GST amounts claimed in their letter have all been paid. During 2011, a provision was made based on our best estimate in relation to this matter and we have been working closely with the authority to provide all requested information in order to finalize the audit.

Management Discussion and Analysis	INTEROIL CORPORATION	12

Analysis of Midstream - Refining Financial Results Comparing the Quarters Ended March 31, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2012 and 2011.

	Quarterly Variance ($ millions)
	($3.6)	Net profit variance for the comparative period primarily due to:

➢	($8.6)

Decrease in gross margin for the quarter mainly due to the following contributing factors:

- Decreases in export product crack spreads due to increase in crude costs and reduced demand for export products

+ Increases in crude and product flat pricing over the quarter contributing to increased inventory gains for all products

+ Better crude mix resulting in increased distillate yield percentage

+ Imports of products leading to lower margins

➢ ➢	$2.1

Decrease in office and administration costs net of recharge revenue for the quarter was driven by higher recharges to other streams partially offset by higher salaries, wages and share compensation expenses, which were to a large extent brought about by the strengthening of the PGK and AUD against the USD during the period.

➢ ➢	($1.1)	Higher interest expense due to an increase in inter-company loan balances.

➢	$5.4	Decrease in income tax expense primarily from the effect of foreign exchange movements giving rise to temporary differences on translation of the nonmonetary assets of the refinery operation using period end rates, offset by income tax expense on profits generated by the operations.

MIDSTREAM - LIQUEFACTION – QUARTER IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended March 31,
($ thousands)	2012	2011
Interest and other revenue	-	-
Total segment revenue	-	-
Office and administration and other expenses	(1,408)	(2,359)
Foreign exchange gain/(loss)	2	(16)
EBITDA (1)	(1,406)	(2,375)
Depreciation and amortization	(4)	(6)
Interest expense	(559)	(223)
Loss before income taxes	(1,969)	(2,604)
Income tax expense	-	-
Net loss	(1,969)	(2,604)

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis	INTEROIL CORPORATION	13

Analysis of Midstream - Liquefaction Financial Results Comparing the Quarters Ended March 31, 2012 and 2011

This segment’s results include the proportionate consolidation of our interest in the joint venture development of the proposed midstream facilities of the LNG Project. The development of these facilities is being progressed in joint venture with Pac LNG through PNG LNG. We currently have an economic interest of 84.582% in this Joint Venture Company.

All costs incurred in connection with the LNG Project, subsequent to the execution of the shareholders’ agreement governing the development of the midstream facilities of the LNG Project on July 31, 2007 and through the pre-acquisition and feasibility stage, have been expensed as incurred, unless they were directly identified as property, plant and equipment. Since the execution of the LNG Project Agreement with the State in December 2009, all project-related direct costs have been capitalized, other than overheads and other costs that are incurred in the normal course of running the business, which are expensed.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2012 and 2011.

	Quarterly Variance ($millions)

	$0.6	Net loss variance for the comparative period primarily due to:

➢	$1.0	Decrease in office, administration and other expenses for the quarter due to lower management expenses and share compensation costs related to the midstream facilities of the LNG Project development which are not capitalized.

➢	($0.4)	Higher interest expense due to an increase in the inter-company loan from Corporate segment.

DOWNSTREAM – QUARTER IN REVIEW

Downstream – Operating results	Quarter ended March 31,
($ thousands)	2012	2011
External sales	218,581	157,339
Inter-segment revenue - Sales	18	31
Interest and other revenue	375	339
Total segment revenue	218,974	157,709
Cost of sales and operating expenses	(201,329)	(143,208)
Office and administration and other expenses	(4,892)	(5,496)
Foreign exchange gain/(loss)	8,661	(261)
EBITDA (1)	21,414	8,744
Depreciation and amortization	(1,240)	(804)
Interest expense	(1,233)	(826)
Profit before income taxes	18,941	7,114
Income tax expense	(5,746)	(2,623)
Net profit	13,195	4,491

Gross Margin (2)	17,270	14,162

(1)	EBITDA is a non-GAAP measure and is reconciled to under the heading “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis	INTEROIL CORPORATION	14

(2)	Gross margin is a non-GAAP measure and is “external sales” and “inter-segment revenue - sales” less “cost of sales and operating expenses” and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Downstream Operating Review

Key Downstream Metrics	Quarter ended March 31,
	2012	2011
Sales volumes (millions of liters)	188.9	164.6
Average sales price per liter	$1.16	$0.96

Analysis of Downstream Financial Results Comparing the Quarters Ended March31, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2012 and 2011.

	Quarterly Variance ($ millions)

	$8.7	Net profit variance for the comparative period primarily due to:

➢	$3.1	Gross margins increased compared to the prior period mainly due to an increase in domestic sales volumes resulting from various development projects being undertaken in Papua New Guinea, the positive impact of the revised pricing formula that came into effect in late 2011, and the increasing price environment during the period leading to higher margins on inventories sold.

➢	$8.9	Increase in foreign exchange gain due to the strengthening of the PGK against the USD. The PGK strengthened against the USD from 0.4665 at the start of the quarter to 0.4820 as at March 31, 2012. In addition, $7.8 million in prior period foreign exchange gains included in “other comprehensive income” were transferred to the profit and loss upon partial repayment of intercompany loans during the quarter ended March 31, 2012. These intercompany loans were initially treated as ‘net investment’ as settlement was neither planned nor likely to occur in the foreseeable future. However, with the Westpac secured loan which refinanced the intercompany loans partially, and the operational cash flows expected to repay the remaining loan in the near term, these gains have now been recognized in the profit and loss.

➢	($0.4)	Increase in depreciation and amortization expenses due to the impact of capital additions over the past year related primarily to office refurbishment and upgrade projects across various terminals and depots.

➢	($0.4)	Increase in interest expense due to the increased utilization of the working capital facility during the quarter.

➢	($3.1)	Increase in income tax expense mainly due to the higher profit before tax earned during the quarter.

Management Discussion and Analysis	INTEROIL CORPORATION	15

CORPORATE – QUARTER IN REVIEW

Corporate – Operating results	Quarter ended March 31,
($ thousands)	2012	2011
External sales	46	-
Inter-segment revenue - Sales	4,694	964
Inter-segment revenue - Recharges	7,963	9,957
Interest revenue	12,054	7,761
Other non-allocated revenue	-	(23)
Total revenue	24,757	18,659
Cost of sales and operating expenses	(3,891)	(654)
Office and administration and other expenses	(11,812)	(13,024)
Derivative gain	11	-
Foreign exchange gain	123	242
EBITDA (1)	9,188	5,223
Depreciation and amortization	(528)	(435)
Interest expense	(1,510)	(1,396)
Profit before income taxes	7,150	3,392
Income tax (expense)/benefit	(880)	71
Net profit	6,270	3,463

(1)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis of Corporate Financial Results Comparing the Quarters Ended March 31, 2012 and 2011

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2012 and 2011.

	Quarterly Variance ($ millions)

	$2.8	Net profit variance for the comparative period primarily due to:

➢	$0.5	Increase in gross margin (inter-segment revenue – sales less cost of sales and operating expenses) from the shipping business which began operations in March 2011.

➢	($2.0)	Decrease in inter-segment revenue mainly due to lower corporate expenses incurred and recharged to individual companies in the group.

➢	$4.3	Higher interest income due to an increase in inter-company loan balances.

➢	$1.2	Decrease in office and administrative expense mainly due to lower stock compensation expense during the quarter ended March 31, 2012.

➢	($1.0)	Increase in income tax expense mainly due to higher profit earned during the quarter.

Management Discussion and Analysis	INTEROIL CORPORATION	16

CONSOLIDATION ADJUSTMENTS – QUARTER IN REVIEW

Consolidation adjustments – Operating results	Quarter ended March 31,
($ thousands)	2012	2011
Inter-segment revenue - Sales	(183,547)	(132,682)
Inter-segment revenue - Recharges	(14,584)	(10,868)
Interest revenue (1)	(12,044)	(7,574)
Total revenue	(210,175)	(151,124)
Cost of sales and operating expenses (2)	181,359	131,024
Office and administration and other expenses (3)	14,602	10,900
EBITDA (4)	(14,214)	(9,200)
Depreciation and amortization (5)	33	32
Interest expense (1)	12,045	7,572
Loss before income taxes	(2,136)	(1,596)
Income tax expense	-	-
Net loss	(2,136)	(1,596)

Gross Margin (6)	(2,188)	(1,658)

(1)	Includes the elimination of interest accrued between segments.
(2)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(3)	Includes the elimination of inter-segment administration service fees.
(4)	EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.
(5)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(6) Gross margin is a non-GAAP measure and is “inter-segment revenue elimination” less “cost of sales and operating expenses” and represents elimination upon consolidation of our refinery sales to other segments. This measure is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

Analysis of Consolidation Adjustments Comparing the Quarter Ended March 31, 2012 and 2011

The following table outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2012 and 2011.

	Quarterly Variance ($ millions)

	$0.5	Net loss variance for the comparative period primarily due to:

➢	$0.5	Variance in net income due to changes in intra-group profit eliminated on consolidation between Midstream Refining and Downstream segments in the prior periods relating to the Midstream Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

Management Discussion and Analysis	INTEROIL CORPORATION	17

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2012.

Organization	Facility	Balance outstanding March 31, 2012		Effective interest rate		Maturity date
OPIC secured loan	$35,500,000	$35,500,000		6.50%		December 2015
BNP Paribas working capital facility	$240,000,000	$11,145,850	(1)	3.01%		January 2013
Westpac PGK working capital facility	$43,380,000	$20,031,527		10.0%		November 2014
BSP PGK working capital facility	$24,100,000	$100,386		9.95%		August 2012
Westpac secured loan	$15,000,000	$15,000,000		4.89%		September 2015
2.75% convertible notes	$70,000,000	$70,000,000		7.91	%(3)	November 2015
Mitsui unsecured loan (2)	$10,393,023	$10,393,023		6.27%		See detail below

(1) Excludes letters of credit totaling 145.8 million, which reduces the available balance of the facility to $83.1 million at March 31, 2012.

(2) Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the JVOA.

(3) Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major long term deterioration in refining or wholesale and retail margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above. Also, our exploration and development activities require funding beyond our operational cash flows and the cash balances we currently hold. As a result, we will be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

OPIC Secured Loan (Midstream - Refinery)

In 2001, one of our subsidiaries entered into a loan agreement with OPIC for provision of an $85.0 million project financing facility for the development of our refinery in PNG. The loan is primarily secured by the assets of the refinery. The balance outstanding under the loan as at March 31, 2012 was $35.5 million. The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note that was issued and is outstanding plus 3%, and is payable quarterly in arrears. Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015. At March 31, 2012, $5.9 million was, and is still, being held on deposit to secure our June 30, 2012 principal and interest payments on the secured loan.

Management Discussion and Analysis	INTEROIL CORPORATION	18

BNP Paribas Working Capital Facility (Midstream - Refinery)

This working capital facility is used to finance purchases of crude feedstock for our refinery. In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2 which are renewable annually. At March 31, 2012, Facility 1 had a limit of $180.0 million and finances the purchases of crude and hydrocarbon products through the issuance of documentary letters of credit and standby letters of credit, short term advances, advances on merchandise, freight loans, and has a sublimit of Euro 18.0 million or the USD equivalent for hedging transactions. Facility 2 allows borrowings of up to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas in order to reduce Facility 1 balances. The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

As of March 31, 2012, $83.1 million remained available for use under the facility. The facility bears interest at LIBOR plus 3.5% on short term advances. The weighted average interest rate under the working capital facility was 3.01% for the quarter ended March 31, 2012 (compared with 2.75% for the same period of 2011), after including the reduction in interest due to the deposit amounts (restricted cash) maintained as security.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $70.0 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business from Bank of South Pacific Limited and Westpac Bank PNG Limited. The facility limit as at March 31, 2012 was PGK 140.0 million (approximately $67.5 million).

The Westpac facility limit is PGK 90.0 million (approximately $43.4 million). This facility was for an initial term of three years and was renewed in November 2011 for a further three years to November 2014. During the quarter ended March 31, 2012, the limit of this facility was increased by PGK 10.0 million (approximately $4.8 million). The BSP facility limit is PGK 50.0 million (approximately $24.1 million), and was renewed in August 2011 for another year. As at March 31, 2012, PGK 41.7 million (approximately $20.1 million) of this combined facility had been drawn down.

The weighted average interest rate under the Westpac facility was 10.0% for the quarter ended March 31, 2012, while the weighted average interest rate under the BSP facility was 9.95% for the quarter ended March 31, 2012.

Westpac Secured Loan (Downstream)

During the quarter ended March 31, 2012, we obtained a secured loan of $15.0 million from Westpac which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan agreement stipulates semi-annual principal payments of $2.1 million, with the final repayment to be made in August 2015. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

2.75% Convertible Notes (Corporate)

On November 10, 2010, we completed the issuance of $70.0 million unsecured 2.75% convertible notes with a maturity of five years. The convertible notes rank junior to any secured indebtedness and to all existing and future liabilities of us and our subsidiaries, including the BNP Paribas working capital facility, the OPIC secured loan facility, the BSP and Westpac working capital facilities, the Mitsui preliminary financing agreement, trade payables and lease obligations.

We pay interest on the notes semi-annually on May 15 and November 15. The notes are convertible into cash or common shares, based on an initial conversion rate of 10.4575 common shares per $1,000 principal amount, which represents an initial conversion price of approximately $95.625 per common share. The initial conversion price is subject to standard anti-dilution provisions designed to maintain the value of the conversion option in the event we take certain actions with respect to our common shares, such as stock splits, reverse stock splits, stock dividends and cash dividends, that affect all of the holders of our common shares equally and that could have a dilutive effect on the value of the conversion rights of the holders of the notes or that confer a benefit upon our current shareholders not otherwise available to the convertible notes. Upon conversion, holders will receive cash, common shares or a combination thereof, at our option. The convertible notes are redeemable at our option if our share price has been at least 125% ($119.53 per share) of the conversion price for at least 15 trading days during any 20 consecutive trading day period. Upon a fundamental change, which would include a change of control, holders may require us to repurchase their convertible notes for cash at a purchase price equal to the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Management Discussion and Analysis	INTEROIL CORPORATION	19

Mitsui Unsecured Loan (Upstream)

On April 15, 2010, we entered into preliminary joint venture and financing agreements with Mitsui relating to the Condensate Stripping Project. On August 4, 2010, we entered into the Condensate Stripping Project Joint Venture with Mitsui for the condensate stripping facilities. Mitsui and InterOil hold equal interest in the joint venture. Mitsui is to be responsible for arranging or providing financing for the capital costs of the condensate stripping facility.

The portion of funding that relates to Mitsui’s share of the Condensate Stripping Project as at March 31, 2012, amounting to approximately $11.4 million, is held in current liabilities as the agreement requires refund of all funds advanced by Mitsui under the preliminary financing agreement if a positive FID is not reached. The portion of funding that relates to our share of the Condensate Stripping Project (amounting to $10.4 million), funded by Mitsui, is classed as an unsecured loan and interest accrues daily based on LIBOR plus a margin of 6%.

Other Sources of Capital

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs is funded by a combination of contributions made by capital raising activities, operational cash flows, IPI holders, PNGDV and asset sales.

Cash calls are made on IPI holders, PNGDV and Pac LNG (for its 2.5% direct interest in the Elk and Antelope field acquired during 2009) for their share of amounts spent on certain appraisal wells and extended well programs where they participate in such wells and programs pursuant to the relevant agreements in place with them.

Summary of Cash Flows

	Quarter ended March 31,
($ thousands)	2012	2011
Net cash (outflows)/inflows from:
Operations	(20,422)	21,873
Investing	(40,998)	(36,769)
Financing	31,711	13,687
Net cash movement	(29,709)	(1,209)
Opening cash	68,846	233,577
Exchange gains on cash and cash equivalents	992	-
Closing cash	40,129	232,368

Analysis of Cash Flows (Used In)/Provided By Operating Activities Comparing the Quarters ended March 31, 2012 and 2011

The following table outlines the key variances in the cash (outflows)/inflow from operating activities between the quarters ended March 31, 2012 and 2011:

	Quarterly variance ($ millions)

	($42.3)	Variance for the comparative period primarily due to:

➢	($1.2)	Increase in cash employed by operations prior to changes in operating working capital for the quarter ended March 31, 2012, mainly due to the profits from operations of $9.4 million adjusted for higher non-cash items, primarily to the future income tax benefit of $8.4 million and stock compensation expense of $2.2 million.

Management Discussion and Analysis	INTEROIL CORPORATION	20

➢	($41.1)	Increase in cash employed by operations relating to changes in operating working capital. The increase in cash used for the quarter was due primarily to a $123.2 million increase in accounts payable and accrued liabilities, partially offset by a $61.6 million decrease in inventories due to timing of crude and export shipments, a $18.0 million decrease in trade receivables and a $2.4 million decrease in other current assets and prepaid expenses.

Analysis of Cash Flows Used In Investing Activities Comparing the Quarters Ended March 31, 2012 and 2011

The following table outlines the key variances in the cash outflows from investing activities between the quarters ended March 31, 2012 and 2011:

Quarterly variance ($ millions)

	($4.2)	Variance for the comparative period primarily due to:

➢	($18.4)	Higher cash outflows on exploration and development program expenditures related to seismic activity on PPL 236, FEED work for the Condensate Stripping Project and LNG Project, and drilling costs associated with the Triceratops 2 field appraisal well.

➢	($3.3)	Higher expenditure on plant and equipment in the Downstream and Refinery segments. The expenditures were mainly associated with refurbishment of retail sites, tank upgrades and camp and office refurbishments.

➢	$2.4	Higher cash calls and related inflows from IPI holders and PNGDV due to activity being focused on seismic activities in the quarter ended March 31, 2011, for which no contribution is required, rather than appraisal drilling and subsequent work program activities which were incurred in the quarter ended March 31, 2012.

➢	$11.8	Maturity of short term PGK Treasury bills.

➢	($7.1)	Higher cash outflows due to increase in our cash restricted balances in line with the usage of the BNP working capital facility.

➢	$10.4	Movements in accounts payable and accruals in our Upstream and Midstream Liquefaction operations.

Analysis of Cash Flows Provided By Financing Activities Comparing the Quarters Ended March 31, 2012 and 2011

The following table outlines the key variances in the cash inflows from financing activities between quarters ended March 31, 2012 and 2011:

	Quarterly variance ($ millions)

	$18.0	Variance for the comparative periods primarily due to:

➢	$7.9	Higher utilization of the BNP Paribas working capital facility due to increased working capital requirements.

➢	$15.0	Drawdown of the new secured loan from Westpac during the quarter ended March 31, 2012.

➢	($4.9)	Reduction in funding received from Mitsui relating to the Condensate Stripping Project.

Management Discussion and Analysis	INTEROIL CORPORATION	21

Capital Expenditures

Upstream Capital Expenditures

Capital expenditures for our exploration in Papua New Guinea for the quarter ended March 31, 2012 were $43.6 million, compared with $34.5 million during the same period of 2011.

The following table outlines the key expenditures in the quarter ended March 31, 2012:

	Quarterly ($ millions)

	$43.6	Expenditures in the quarter ended March 31, 2012 primarily due to:

➢	$19.5	Drilling costs for the Triceratops 2 well.

➢	$7.2	Costs for works at Hau Creek, which includes the construction of a road and a complex in the north of the Elk/Antelope field. The complex includes facilities such as wharf, camp, warehouse and related earth works. Most of the activities currently conducted at Herd Base will be moved to Hau Creek once completed. The road is to connect the Hau Creek complex to Antelope 2 and the south road which commences at Herd Base.

➢	$6.4	Costs incurred for pipeline works, which mainly consists of work done by Cronus on Geotechnical survey, Centerline survey and Southern FEED.

➢	$5.5	Costs for works in respect of the Condensate Stripping Project, which mainly includes the costs incurred for submittal and evaluation of the revised tender, and negotiations for CSP project financing.

➢	$5.0	Other expenditures, including equipment purchases and drilling inventory.

IPI holders, PNGDV and Pac LNG (2.5% direct interest in Elk and Antelope fields) are presently required to fund 24.3886% of the Elk and Antelope fields extended well program costs to maintain their interest in those fields. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for these interests.

Subsequent to quarter end, we signed a binding Heads of Agreement with PRE for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE have paid the initial $20 million of the staged cash payments. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. The farm-in is subject to the accomplishment of certain milestones occurring at various stages over the coming months, including finalization and execution of definitive agreements and acceptance of registration of the assignment documents by the Government of Papua New Guinea, together with other standard industry conditions. In the event that these milestones are not reached, the Heads of Agreement will expire and any amounts paid by PRE are to be refunded.

The preliminary financing agreement entered into with Mitsui provides for funding by Mitsui of all the costs relating to the Condensate Stripping Project. 50% of the funding is for Mitsui’s share of the project and the other 50% is funding by Mitsui of our share of the project. There were no contributions from Mitsui during the quarter ended March 31, 2012 for either Mitsui’s or our share, therefore leaving the total contributions at $21.8 million. In the event that a positive FID is not reached or made within the time specified (currently June 30, 2012), we will be required to refund all of Mitsui’s contributions (i.e. for our share and Mitsui’s) within a specified period.

Management Discussion and Analysis	INTEROIL CORPORATION	22

Petromin has agreed to fund 20.5% of ongoing costs for developing the Elk and Antelope fields. There were no contributions from Petromin during the quarter ended March 31, 2012 and therefore the total advance payment received from Petromin remains at $15.4 million. At the end of the 2011 year, the parties agreed that the investment agreement between Petromin and InterOil governing Petromin’s participation in the Elk and Antelope fields should terminate. Petromin remains the State’s nominee to acquire the State’s interest in the Elk and Antelope fields under relevant Papua New Guinean legislation, once a PDL is granted. We have proposed that cash contributions made by Petromin to date to fund the development will be held and credited against the State’s obligation to contribute its portion of sunk costs upon grant of the PDL.

Midstream Capital Expenditures

Capital expenditures totaled $3.8 million in our Midstream Refining segment for the quarter ended March 31, 2012, mainly associated with camp and office building works.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $1.8 million for the quarter ended March 31, 2012. These expenditures mainly related to a number of upgrade projects across various terminals and depots.

Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new capital on terms that are acceptable to us, particularly given current market volatility.

The majority of our “net cash from operating activities” adjusted for “proceeds from/(repayments of) working capital facilities” is used in our appraisal and development programs for the Elk and Antelope, and Triceratops fields in PNG. Our net cash from working activities is not sufficient to fund those appraisal and development programs.

Upstream

We are required under our $125.0 million IPI Agreement of 2005 to drill eight exploration wells. We have drilled four wells to date. As at March 31, 2012, we are committed under the terms of our exploration licenses or PPL’s to spend a further $61.9 million through 2015. As at March 31, 2012, management estimates that satisfying these license commitments with the expenditure of $61.9 million would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI Agreement.

In addition, the terms of grant of PRL 15 require us to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

We do not have sufficient funds to complete planned exploration and development and we will need to raise additional funds in order for us to complete the programs and meet our exploration commitments. Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans. No assurances can be given that we will be successful in obtaining new capital on terms acceptable to us, particularly given recent market volatility.

We will also be required to obtain substantial amounts of financing for the development of the Elk and Antelope fields, condensate stripping and associated facilities, pipelines and LNG export terminal facilities, and it will take a number of years to complete these projects. In the event that positive FID is reached in respect of these projects, we seek to be in a position to access the capital markets and/or sell an interest in our upstream properties in order to raise adequate capital. In September 2011, we retained financial advisors to help solicit and evaluate proposals from potential strategic partners to acquire interests in our Elk and Antelope fields, LNG Project and exploration licenses. The solicitation process is now under way and we believe, it will, if successful, provide a further source of funds for exploration and development activities. No assurances can be given that we will be able to attract strategic partners on terms acceptable to us.

Management Discussion and Analysis INTEROIL CORPORATION	23

The availability and cost of various sources of financing is highly dependent on market conditions and our condition at the time we raise such capital and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Midstream - Refining

We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream Refining segment in 2012. We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be long term deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Midstream - Liquefaction

Completion of the LNG Project will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in development, if the project is completed, we would be required to fund our share of certain common facilities of the development. No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction. The availability and cost of capital is highly dependent on market conditions and our circumstances at the time we raise such capital.

In September 2011, we retained financial advisors to help solicit and evaluate proposals from potential strategic partners to, amongst other things, obtain an interest in, operate and help finance the development of the LNG Project. Investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG continued working on bid process to select an LNG operator for the LNG Project and sell down. We have received conforming and non-conforming bids for the LNG partnering and sell down of an interest in the Elk and Antelope fields that we believe would be accretive to shareholders. We are now set to engage with a shortlist of significant LNG industry participants with a view to concluding discussions and entering into an agreement this quarter. The end result of the partnering process is envisioned to fully satisfy all the terms of the 2009 LNG Project Agreement. No assurances can be given that we will be able to attract a strategic partner on terms acceptable to us, how such an agreement will affect our current LNG Project plans or whether such a partner will be acceptable to the PNG government.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2012. Should there be a major long term deterioration in wholesale or retail margins, our downstream business operations may not generate sufficient cash flows to cover all of the interest and principal payments under our loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future.

Management Discussion and Analysis INTEROIL CORPORATION	24

Contractual Obligations and Commitments

The following table contains information on payments required to meet contracted exploration and debt obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements for the quarter ended March 31, 2012 and the notes thereto:

	Payments Due by Period
Contractual obligations ($ thousands)	Total	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years
Petroleum prospecting and retention licenses (a)	134,900	44,400	36,350	44,050	9,900	200	-
Secured and unsecured loans	69,192	26,757	15,779	15,160	11,496	-	-
2.75% Convertible notes obligations	77,058	1,925	1,925	1,925	71,283	-	-
Indirect participation interest – PNGDV	1,384	540	844	-	-	-	-
Total	282,534	73,622	54,898	61,135	92,679	200	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses. We are committed to spend a further $61.9 million as a condition of renewal of our petroleum prospecting licenses through 2014 under our exploration licenses. As at March 31, 2012, management estimates that satisfying this license commitment with the expenditure of $61.9 million would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL15, requires us to spend a further $73.0 million on the development of the Elk and Antelope fields by the end of 2014.

Off Balance Sheet Arrangements

Neither during the quarter ended, nor as at March 31, 2012, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, is owned and controlled by Mr. Mulacek, our Chairman and Chief Executive Officer. On June 20, 2011, OPIC signed agreements agreeing to release all of the sponsor support collateral and requirements for the loan granted to us in 2001 in recognition of our financial and operational maturity. In November of 2011, we elected to exchange the 5,000 shares in S.P. InterOil LDC held by Petroleum Independent and Exploration Corporation for 5,000 shares in InterOil Corporation. Following the exchange, S.P. InterOil LDC became a wholly owned subsidiary of ours. The sponsor agreements were terminated with Petroleum Independent and Exploration Corporation on exchange of the share holding interest in S.P. InterOil LDC. During the quarter ended March 31, 2012, S.P. InterOil LDC had been renamed South Pacific Refining Limited.

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized (none of which are outstanding). As of March 31, 2012, we had 48,169,071 common shares (50,818,300 common shares on a fully diluted basis) and no preferred shares outstanding. The potential dilutive instruments outstanding as at March 31, 2012 included employee stock options and restricted stock in respect of 1,576,724 common shares, IPI conversion rights to 340,480 common shares and 732,025 common shares relating to the $70.0 million principal amount 2.75% convertible senior notes due November 15, 2015.

Management Discussion and Analysis INTEROIL CORPORATION	25

Derivative Instruments

Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced. Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin

The derivative instruments which we generally use are the over-the-counter swaps. The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange and Nymex Exchanges. We believe these hedge counterparties to be credit worthy. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai. By using these tools, we actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

At March 31, 2012, we had a net receivable of $0.7 million (March 31, 2011 – payable of $0.1 million) relating to open contracts to sell gasoil crack swaps and sell dated Brent swaps for which hedge accounting has not been applied, and Brent swaps that have been priced out and will be settled in April 2012.

A loss of $0.4 million was recognized on the non-hedge accounted derivative contracts for the quarter ended March 31, 2012 (March 31, 2011 – $0.2 million gain).

RISK FACTORS

Our business operations and financial position are subject to a range of risks. A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Forward Looking Statements” above. Detailed risk factors can be found under the heading “Risk Factors” in our 2011 Annual Information Form available at www.sedar.com.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. For a discussion of those accounting policies, please refer to Note 2 of the notes to our audited annual consolidated financial statements for the year ended December 31, 2011, available at www.sedar.com, which summarizes our significant accounting policies.

Management Discussion and Analysis INTEROIL CORPORATION	26

NEW ACCOUNTING STANDARDS

New accounting standards not yet applicable as at March 31, 2012

The following new standards have been issued but are not yet effective for the financial year beginning January 1, 2012 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption. We have yet to assess IFRS 9’s full impact. We have not yet decided to adopt IFRS 9 early.

-	IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013): This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. We have yet to assess IFRS 10’s full impact.

-	IFRS 11 'Joint Arrangements' (effective from January 1, 2013): This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. We have yet to assess IFRS 11’s full impact.

-	IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013): This standard is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. We have yet to assess IFRS 12’s full impact.

-	IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013): This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. We have yet to assess IFRS 13’s full impact.

-	IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013): This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. We have yet to assess IAS 27’s full impact.

-	IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013): This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. We have yet to assess IAS 28’s full impact.

NON-GAAP MEASURES AND RECONCILIATION

Non-GAAP measures, including gross margin and EBITDA, included in this MD&A are not defined nor have a standardized meaning prescribed by IFRS or our previous GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Gross margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”. The following table reconciles sales and operating revenues, a GAAP measure, to Gross margin:

Management Discussion and Analysis INTEROIL CORPORATION	27

Consolidated – Operating results	Quarter ended March 31,
($ thousands)	2012	2011
Midstream – Refining	295,527	217,710
Downstream	218,599	157,370
Corporate	4,740	10,921
Consolidation Entries	(183,547)	(143,550)
Sales and operating revenues	335,319	242,451
Midstream – Refining	(277,475)	(190,186)
Downstream	(201,329)	(143,208)
Corporate (1)	(3,891)	(654)
Consolidation Entries	181,359	131,024
Cost of sales and operating expenses	(301,336)	(203,024)
Midstream – Refining	18,052	27,524
Downstream	17,270	14,162
Corporate (1)	849	10,267
Consolidation Entries	(2,188)	(12,526)
Gross Margin	33,983	39,427

(1)	Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under IFRS, refer to the following table.

Management Discussion and Analysis INTEROIL CORPORATION	28

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2012	2011				2010
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)	(3,498)
Midstream – Refining	18,933	2,604	3,461	27,967	26,632	13,780	15,785	16,962
Midstream – Liquefaction	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)	(3)
Downstream	21,414	6,808	3,570	5,777	8,744	4,709	1,674	7,060
Corporate	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)	1,751
Consolidation Entries	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)	(7,384)
Earnings before interest, taxes, depreciation and amortization	27,541	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)	14,888
Subtract:
Upstream	(9,408)	(8,712)	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)	(4,367)
Midstream – Refining	(2,771)	(3,285)	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)	(1,651)
Midstream – Liquefaction	(559)	(445)	(372)	(268)	(223)	(184)	(376)	(351)
Downstream	(1,233)	(1,170)	(1,233)	(1,116)	(826)	(835)	(938)	(1,167)
Corporate	(1,510)	(1,498)	(1,477)	(1,641)	(1,395)	(1,158)	(342)	(20)
Consolidation Entries	12,045	11,500	10,041	8,894	7,572	6,571	6,107	5,917
Interest expense	(3,436)	(3,610)	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)	(1,639)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(1,948)	19,243	678	(5,677)	(7,298)	(65)	101	(366)
Midstream – Liquefaction	-	-	-	-	-	36	-	-
Downstream	(5,746)	(595)	(297)	(1,449)	(2,623)	(495)	(322)	(1,524)
Corporate	(880)	(493)	(195)	(629)	71	(11)	(529)	97
Consolidation Entries	-	-	-	-	-	(2)	(2)	(1)
Income taxes	(8,574)	18,155	186	(7,755)	(9,850)	(537)	(752)	(1,794)
Upstream	(1,462)	(1,355)	(1,105)	(154)	(641)	(683)	(232)	(78)
Midstream – Refining	(2,894)	(2,878)	(2,846)	(2,764)	(2,765)	(2,700)	(2,195)	(2,888)
Midstream – Liquefaction	(4)	(6)	(6)	(6)	(6)	(7)	(6)	(6)
Downstream	(1,240)	(1,422)	(894)	(906)	(804)	(737)	(739)	(651)
Corporate	(528)	(527)	(349)	(395)	(435)	(16)	(17)	(32)
Consolidation Entries	33	32	32	32	32	33	32	33
Depreciation and amortisation	(6,095)	(6,156)	(5,168)	(4,193)	(4,619)	(4,110)	(3,157)	(3,622)
Upstream	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)	(7,943)
Midstream – Refining	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998	12,056
Midstream – Liquefaction	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)	(360)
Downstream	13,195	3,621	1,146	2,306	4,491	2,643	(325)	3,719
Corporate	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)	1,796
Consolidation Entries	(2,136)	252	(190)	3,657	(1,596)	(401)	908	(1,435)
Net profit/(loss) per segment	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)	7,833

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our 2011 Annual Information Form, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov. Additional information is also available on our website www.interoil.com.

Management Discussion and Analysis INTEROIL CORPORATION	29

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our certifying officers have designed disclosure controls and procedures, as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“National Instrument 52-109”), or caused them to be designed under their supervision, to provide reasonable assurance that all material information required to be disclosed to us in our interim filings is processed, summarized and reported within the time periods specified in applicable Canadian securities legislation.

Our certifying officers are responsible for establishing and maintaining internal control over financing reporting (“ICFR”), as such term is defined in National Instrument 52-109. The control framework our officers used to design the our ICFR is the framework established by the Committee of Sponsoring Organizations (COSO) entitled – Internals Controls – Integrated Framework.

During the three months ended March 31, 2012, there were no changes in our ICFR that have materially affected, or are reasonably likely to affect, our ICFR.

For further details on our disclosure controls and procedures, please refer to our Management’s Discussion and

Analysis for the year ended December 31, 2011 available at www.sedar.com.

GLOSSARY OF TERMS

“2011 Annual Information Form” means the Annual Information Form for the year ended December 31, 2011.

“AUD” means Australian dollars.

“Barrel, Bbl” (petroleum) Unit volume measurement used for petroleum and its products.

“BNP Paribas” means BNP Paribas Capital (Singapore) Limited.

“Board” means the board of directors of InterOil.

“BSP” means Bank of South Pacific Limited.

“CDU” means crude distillation unit.

“Condensate” A component of natural gas which is a liquid at surface conditions.

“Convertible notes” means the 2.75% convertible senior notes of InterOil due November 15, 2015.

“Crack spread” The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.

“CRU” means catalytic reformer unit.

“Crude oil” A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulfur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

Management Discussion and Analysis INTEROIL CORPORATION	30

“CSP Joint Venture” or “CSP JV” means the Joint Venture Operating Agreement (“JVOA”) entered into for the proposed condensate stripping facilities with Mitsui or the joint venture formed to develop and operate the proposed condensate stripping facilities as the context requires.

“Condensate Stripping Project” means the proposed condensate stripping facilities, including gathering and condensate pipeline, condensate storage and associated facilities being progressed in joint venture with Mitsui.

“EBITDA” EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is a non-GAAP measure used to analyze operating performance. See “Non-GAAP Measures and Reconciliation”.

“FEED” means front end engineering and design.

“Feedstock” means raw material used in a refinery or other processing plant.

“FID” means final investment decision. Such a decision is ordinarily the point at which a decision is made to proceed with a project and it becomes unconditional. However, in some instances the decision may be qualified by certain conditions, including being subject to necessary approvals by the State.

“FLEX LNG” means FLEX LNG Limited, a British Virgin Islands Company listed on the Oslo Stock Exchange.

“GAAP” means Canadian generally accepted accounting principles.

“Gas” means a mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulfur or other non-hydrocarbon compounds.

“ICCC” means Papua New Guinea’s competition authority, the Independent Consumer and Competition Commission.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IPI Agreement” means the Amended and Restated Indirect Participation Agreement dated February 25, 2005, as amended.

“IPI holders” means investors holding IPWIs in certain exploration wells required to be drilled pursuant to the IPI Agreement.

“IPP” means import parity price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated under agreement with the State by adding the costs that would typically be incurred to import such product to an average posted price for such product in Singapore as reported by Platts. The costs added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

“LIBOR” means daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

“LNG” means liquefied natural gas. Natural gas may be converted to a liquid state by pressure and severe cooling for transportation purposes, and then returned to a gaseous state to be used as fuel. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.

Management Discussion and Analysis INTEROIL CORPORATION	31

“LNGL” means Liquid Niugini Gas Limited, a wholly owned subsidiary of PNG LNG formed in Papua New Guinea to contract with the State and pursue the LNG Project, including construction of the proposed liquefaction facilities.

“LNG Project” means the development by us of liquefaction facilities in the Gulf Province of Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pac LNG and with other potential partners, including the State.

“LNG Project Agreement” means the LNG Project Agreement between the State and LNGL dated December 23, 2009.

“Mitsui” refers to Mitsui & Co., Ltd., a company organized under the laws of Japan and/or certain of its wholly-owned subsidiaries (as the context requires).

“Mmbtu” means one million British thermal units. One cubic foot of natural gas produces approximately 1,000 btus, so 1,000 cu.ft. of gas is comparable to 1 mmbtu.

“Mtpa” means million tonnes per annum.

“Naphtha” That portion of the distillate obtained from the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene. It is a feedstock destined either for the petrochemical industry or for gasoline production by reforming or isomerisation within a refinery.

“Natural gas” means a naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum. The principal constituent is methane.

“OPIC” means Overseas Private Investment Corporation, an agency of the United States Government.

“Pac LNG” means Pacific LNG Operations Ltd., a company incorporated in the Bahamas and affiliated with Clarion Finanz A.G. This company is our joint venture partner in the LNG Project (holding equal voting shares in PNG LNG), holds a 2.5% direct interest in the Elk and Antelope fields, is an IPI holder and a majority shareholder in PNGDV.

“PDL” means Petroleum Development License. The right granted by the State to develop a field for commercial production.

“Petromin” means Petromin PNG Holdings Limited, a company incorporated in Papua New Guinea by the State.

“PGK” means the Kina, currency of Papua New Guinea.

“PNGDV” means PNG Drilling Ventures Limited, an entity with which we entered into an indirect participation agreement in May 2003, as amended.

“PNG LNG” means PNG LNG, Inc., a joint venture company established in 2007 to hold the interests of certain joint venturers in the venture to construct the proposed liquefaction facilities. Shareholders are InterOil LNG Holdings Inc., a wholly-owned subsidiary of InterOil, and Pac LNG.

“PPL” means Petroleum Prospecting License. The tenement given by the State to explore for oil and gas.

“PRE” means Pacific Rubiales Energy Corp., a company incorporated in Canada.

“PRL” means Petroleum Retention License. The tenement given by the State to allow the license holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

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“State” or “PNG” means the Independent State of Papua New Guinea.

“USD” means United States Dollars.

“Westpac” means Westpac Bank PNG Limited.

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